UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed
Pursuant to Rule 13d-2(a)

Lianluo Smart Limited

(Name of Issuer)

Common shares, par value $0.002731 per share

(Title of Class of Securities)

G5478K 100

(CUSIP Number)

Zhitao He

Hangzhou Lianluo Interactive Information Technology Co., Ltd.*

18/F, Xintu Tower

451 Wulianwang Street

Binjiang District, Hangzhou

Zhejiang Province 310051, People’s Republic of China

+86-0571-2828-0882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	formerly known as Hangzhou Liaison Interactive Information Technology Co., Ltd.

CUSIP No.	G5478K 100

1.	NAME OF REPORTING PERSON: Hangzhou Lianluo Interactive Information Technology Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,111,111(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,111,111(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,111,111(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes (i) 11,111,111 common shares, par value $0.002731 per share, and (ii) 1,000,000 common shares underlying warrants to purchase common shares, which are exercisable within 60 days after the date hereof.

(2)	Based on an aggregate of 18,587,586 common shares, including 17,587,586 shares issued and outstanding as reported by the Issuer in its Form 20-F for the fiscal year ended December 31, 2017, and 1,000,000 common shares underlying warrants to purchase common shares, which are exercisable within 60 days after the date hereof.

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CUSIP No.	G5478K 100

1.	NAME OF REPORTING PERSON: Hyperfinite Galaxy Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 471,500
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 471,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(3)
14.	TYPE OF REPORTING PERSON CO

(3)	Based on an aggregate of 17,587,586 shares issued and outstanding as reported by the Issuer in its Form 20-F for the fiscal year ended December 31, 2017.

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CUSIP No.	G5478K 100

1.	NAME OF REPORTING PERSON: Zhitao He
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 12,582,611(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 12,582,611(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,582,611(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.7%(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 11,111,111 common shares, par value $0.002731 per share and 1,000,000 common shares underlying warrants to purchase common shares, which are exercisable within 60 days after the date, beneficially owned in Mr. Zhitao He’s capacity as the Chairman, director and General Manager of Hangzhou Lianluo Interactive Information Technology Co., Ltd.; and (ii) 471,500 common shares beneficially owned by Mr. Zhitao He in his capacity as the sole shareholder and officer of Hyperfinite Galaxy Holding Limited.

(2)	Based on an aggregate of 18,587,586 common shares, including 17,587,586 shares issued and outstanding as reported by the Issuer in its Form 20-F for the fiscal year ended December 31, 2017, and 1,000,000 common shares underlying warrants to purchase common shares, which are exercisable within 60 days after the date hereof.

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Introductory Statement

This Amendment No. 2 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on August 23, 2016 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed jointly on April 30, 2018, with respect to the common shares, par value $0.002731 per share (the “Common Shares”), of Lianluo Smart Limited, a British Virgin Islands company (the “Company” or “Issuer”). The Issuer’s principle place of business is located at Room 2108, 21 Floor, No. 20 Shijingshan Road, Shijingshan District, Beijing 100040, People’s Republic of China. Except as otherwise provided herein, each Item of the Initial Statement remains unchanged.

This Amendment No. 2 is being jointly filed by (i) Hangzhou Lianluo Interactive Information Technology Co., Ltd., (ii) Hyperfinite Galaxy Holding Limited, and (iii) Zhitao He (each a “Reporting Person” and, collectively, the “Reporting Persons”).

ITEM 2.          IDENTITY AND BACKGROUND

Item 2 of the Initial Statement, as amended, is hereby amended and restated in its entirety as follows:

(a) Name	(b) ● Residence address or business address or ● Principal office (if person in column (a) is an entity)

(c)

●       Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted or

●       Principal business (if person in column (a) is an entity)

(f) Citizenship or jurisdiction of incorporation, as applicable

Hangzhou Lianluo Interactive Information Technology Co., Ltd.*	18/F, Xintu Tower, 451, Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province 310051, People’s Republic of China	Investment holding	People’s Republic of China

Hyperfinite Galaxy Holding Limited	c/o Zhitao He 18/F, Xintu Tower, 451, Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province 310051, People’s Republic of China	Investment holding	British Virgin Islands

Zhitao He	c/o Zhitao He 18/F, Xintu Tower, 451, Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province 310051, People’s Republic of China	Mr. Zhitao He is the Chairman, a director and the General Manager of Hangzhou Lianluo Interactive Information Technology Co., Ltd. Mr. Zhitao He is also the sole shareholder and officer of Hyperfinite Galaxy Holding Limited.	People’s Republic of China

*	The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of Hangzhou Lianluo Interactive Information Technology Co., Ltd. are set forth on Schedule A hereto and are incorporated herein by reference.

(d) Each of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

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ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in Item 6 of this Amendment No. 2 is incorporated herein by reference.

ITEM 4.          PURPOSE OF TRANSACTION

The information contained in Item 6 of this Amendment No. 2 is incorporated herein by reference.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Initial Statement, as amended, is hereby amended and restated in its entirety as follows:

(a) Percentages of Common Shares beneficially owned as described in this Statement are based on an aggregate of 17,587,586 shares issued and outstanding as reported by the Issuer in its Form 20-F for the fiscal year ended December 31, 2017, and, in the case of Mr. Zhitao He and Hangzhou Lianluo Interactive Information Technology Co., Ltd., an additional 1,000,000 Common Shares underlying warrants to purchase Common Shares, which are exercisable within 60 days after the date hereof.

1. Hangzhou Lianluo Interactive Information Technology Co., Ltd., has direct beneficial ownership of 12,111,111 Common Shares, including 11,111,111 Common Shares and 1,000,000 Common Shares underlying warrants to purchase Common Shares, which are exercisable within 60 days after the date hereof. Hangzhou Lianluo Interactive Information Technology Co., Ltd.’s beneficial ownership in the Common Shares represented approximately 65.2% of the outstanding Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Hangzhou Lianluo Interactive Information Technology Co., Ltd., under Section 13(d) of the Act.

2. Hyperfinite Galaxy Holding Limited has direct beneficial ownership of 471,500 Common Shares. Hyperfinite Galaxy Holding Limited’s beneficial ownership in the Common Stock represented approximately 2.7% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Hyperfinite Galaxy Holding Limited under Section 13(d) of the Act.

3. Zhitao He, through his ownership and service as the sole officer of Hyperfinite Galaxy Holding Limited and in his capacity as Chairman, a director and the General Manager of Hangzhou Lianluo Interactive Information Technology Co., Ltd., has indirect beneficial ownership of 12,582,611 Common Shares, including 11,582,611 Common Shares and 1,000,000 Common Shares underlying warrants to purchase Common Shares, which are exercisable within 60 days after the date hereof. Zhitao He’s beneficial ownership in the Common Shares represented approximately 67.7% of the outstanding Common Stock that were deemed to be outstanding for purposes of calculating the beneficial ownership of Zhitao He under Section 13(d) of the Act.

(b)

1. Hangzhou Lianluo Interactive Information Technology Co., Ltd., may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 12,111,111 Common Shares.

2. Hyperfinite Galaxy Holding Limited may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 471,500 Common Shares.

3. Zhitao He may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 12,582,611 Common Shares.

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(c) Other than such transactions as are reported herein, each of the Reporting Persons has not effected any transactions in the Common Shares during the past 60 days or since the filing of Amendment No. 1 to the Initial Statement.

(d)

1. Other than as described in Item 6 herein, to the knowledge of Hangzhou Lianluo Interactive Information Technology Co., Ltd., Hyperfinite Galaxy Holding Limited and Zhitao He, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 12,582,611 Common Shares over which the Reporting Persons have beneficial ownership.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Initial Statement is hereby amended and supplemented as follows:

On December 12, 2017, Mr. Zhitao He established a plan (the “Plan”) to purchase up to $6,000,000 of the Issuer’s Common Shares over a period of twelve months from the Plan date on the open market for a target purchase price of between 95% and 105% of the closing price of the Common Shares on the previous day. Purchases under the Plan are anticipated to be in the daily amount of between 20,000 and 50,000 shares, and purchases may not be made within the first or last thirty minutes of trading each day.

From April 27, 2018 to May 8, 2018, Hyperfinite Galaxy Holding Limited purchased 111,500 Common Shares of the Issuer in a series of open market transactions at prices ranging from $1.75 to $1.98 per share on the Nasdaq Capital Market. Details by date, number of Common Shares purchased and the average purchase price per Common Share are provided below.

Date	Common Shares Purchased	Average Purchase Price per Share
April 27, 2018	28,300	$1.778
April 30, 2018	11,700	$1.817
May 1, 2018	25,000	$1.832
May 2, 2018	11,104	$1.845
May 4, 2018	1,400	$1.98
May 7, 2018	7,496	$1.92
May 8, 2018	26,500	$1.868

The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, or the Issuer full information regarding the number of shares purchased at each separate price for these transactions.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Share Purchase Agreement, by and between the Issuer and the Reporting Person, dated as of April 28, 2016, incorporated herein by reference to Exhibit 10.1 to the Report on Form 6-K furnished by the Issuer to the SEC on June 30, 2016.*

Exhibit 7.02	Amendment No. 1 to Share Purchase Agreement, by and between the Issuer and the Reporting Person, dated as of June 28, 2016, incorporated herein by reference to Exhibit 10.2 to the Report on Form 6-K furnished by the Issuer to the SEC on June 30, 2016.*

Exhibit 99.1	Joint Filing Agreement among Hangzhou Lianluo Interactive Information Technology Co., Ltd., Hyperfinite Galaxy Holding Limited and Zhitao He, dated April 30, 2018.*

* Previously filed.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2018

Hangzhou Lianluo Interactive Information Technology Co., Ltd

By:	/s/ Zhitao He
	Name:	Zhitao He
	Title:	Chairman and Director

Hyperfinite Galaxy Holding Limited

By:	/s/ Zhitao He
	Name:	Zhitao He
	Title:	Director

ZHITAO HE

/s/ Zhitao He

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Schedule A

EXECUTIVE OFFICERS AND CONTROL PERSONS OF THE REPORTING PERSON

The following table set forth the names, citizenship, and present principal occupation or employment of each director and executive officer of Hangzhou Lianluo Interactive Information Technology Co., Ltd. Unless otherwise noted, the business address for each person listed below is Hangzhou Lianluo Interactive Information Technology Co., Ltd., 18/F, Xintu Tower, 451, Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province 310051, People’s Republic of China.

Name	Citizenship	Present Principal Occupation or Employment
HE Zhitao	China	Chairman of the Board of Directors and General Manager of the Reporting Person; Chairman of the Board of Directors and General Manager of Beijing Lianluo Youjia Technology Co., Ltd.; Executive Director of Shenzhen Ailianluo Investment Co., Ltd.; Executive Director and General Manager of Hangzhou Lianluo Holdings Limited; Executive Director and Manager of Shenyang Zhitongrong Internet Technology Co., Ltd.
CHEN Li	China	Director and Vice General Manager of the Reporting Person; Director of Beijing Lianluo Youjia Technology Co., Ltd. and Supervisor of Xi’an Ruichen Culture Communication Co., Ltd.
GUO Jingbo	China	Director and Vice General Manger of the Reporting Person; Director and Vice General Manager of Beijing Shuzi Tianyu Technology Co., Ltd.; Director of Shilinglong (Beijing) Techonology Co., Ltd.; Executive Director and General Manager of Shenzhen Kenuotai Technology Co., Ltd.
LI Xuedong	China	Director and Vice General Manger of the Reporting Person.
HE Haiming	China	Director of the Reporting Person; Executive Director and General Manager of Ningbo Hi-tech Zone Haohai Investment Management Co., Ltd.
WANG Xiaofeng	China	Independent Director of the Reporting Person; General Manager of Beijing Zhongrui Youce Electric Technology Co., Ltd.
ZENG Xiaodong	China	Independent Director of the Reporting Person.
LU Guohua	China	Independent Director of the Reporting Person; Chief Financial Officer of Hangzhou Hui Xinyuan Asset Management Co., Ltd.
ZHAO Song	China	Vice General Manager of the Reporting Person
GE Xingang	China	Vice General Manager of the Reporting Person; Director of Hangzhou Zhilan Investment Co. Ltd; Director of Grand Chip Microelectronics Co.,Ltd; Director of Kangxi Communication Technologies (Shanghai) Co., Ltd; Director of Shanghai Imed Cell Biotechnology Co., Ltd. and Director of Hangzhou Shuju Technology Co. Ltd.
LIU Yang	China	Vice General Manager of the Reporting Person; Excecutive Partner of Beijing Xieshou Shibang Technology Partnerships Company.
YANG Yingmei	China	Vice General Manager of the Reporting Person.
YU Junhua	China	Secretary of the Board of Directors and Vice General Manager of the Reporting Person; Independent Director of ZOY Home Furnishing Corporation Limited; Independent Director of Hanghzou First Applied Material Co., Ltd.